SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                              PROXIM INCORPORATED

                               (NAME OF ISSUER)


                                 COMMON STOCK

                        (TITLE OF CLASS OF SECURITIES)


                                   744284100

                                (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement:  [  ].


CUSIP NUMBER 744284100

        1    NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON


             NATIONAL WESTMINSTER BANK PLC
             13-563460

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a) [ ]

                                                                   (b) [X]


        3    SEC USE ONLY

        4    CITIZENSHIP OR PLACE OF ORGANIZATION


                 ENGLAND

                   NUMBER OF           5    SOLE VOTING POWER

                     SHARES                         0
                  BENEFICIALLY
                    OWNED BY           6    SHARED VOTING POWER
                      EACH                          595,800
                   REPORTING
                     PERSON            7    SOLE DISPOSITIVE POWER
                      WITH                          0

                                       8    SHARED DISPOSITIVE POWER

                                                    595,800


        9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     595,800

       10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES

       11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    6.1%
       12    TYPE OF REPORTING PERSON

                   BK, HC


Item 1     (a)   Name of Issuer.

                 PROXIM INCORPORATED

           (b)   Address of Issuer's Principal Executive Offices:

                 295 NORTH BERNARDO AVE
                 MOUNTAIN VIEW, CA 94043

Item 2     (a)   Name of Person Filing.

                 NATIONAL WESTMINSTER BANK PLC

           (b)   Address of Principal Business Office, or, if None,
                 Residence.

                 41 LOTHBURY
                 LONDON EC2P 2BP
                 ENGLAND

           (c)   Citizenship (i.e. Place of Organisation)

                 ENGLAND

           (d)   Title of Class of Securities:

                 COMMON STOCK

           (e)   CUSIP Number

                 744284100

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
                  _
           (a)   |_|   Broker or Dealer registered under Section 15
                       of the Act
                  _
           (b)   |_|   Bank as defined in Section 3(a)(6) of the Act
                  _
           (c)   |_|   Insurance Company as defined in Section
                       3(a)(19) of the Act
                  _
           (d)   |_|   Investment Company registered under Section
                       8 of the Investment Company Act
                  _
           (e)   |_|   Investment Adviser registered under Section
                       203 of the Investment Advisers Act of 1940
                  _
           (f)   |_|   Employee Benefit Plan, Pension Fund which is
                       subject to the provisions of the Employee
                       Retirement Income Security Act of 1974 or
                       Endowment Fund; see S240.13d-1(b)(1)(ii)(F)
                  _
           (g)   |X|   Parent Holding Company, in accordance with
                       Section  240.13d-1(b)(1)(ii)(G) (Note: See Item 7),
                  _
           (h)   |_|   Group, in accordance with Section  240.13d-
                       1(b)(1)(ii)(H).

Item 4     Ownership.

           (a)   Currently Beneficially Owned.

                 595,800

           (b)   Percent of Class.

                 6.1%

           (c)   Number of Shares as to which such person has:

                 (i)   sole power to vote or to direct the vote

                       0

                 (ii)  shared power to vote or to direct the vote

                       595,800

                 (iii) sole power to dispose or to direct the disposition
                       of

                       0

                 (iv)  shared power to dispose or direct the disposition of

                       595,800

Item 5     Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6     Ownership of more than Five Percent on behalf of another person

           GARTMORE INVESTMENT LTD

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

           GARTMORE INVESTMENT LTD
           NATWEST INVESTMENT MANAGEMENT LTD

           (NatWest Markets Asset management Holdings Ltd, a wholly owned subsidiary of National Westminster Bank Plc, is the investment holding company, as shown on the 13F filing).

           IA

Item 8     Identification and Classification of Members of the Group

           Not applicable

Item 9     Notice of Dissolution of the Group

           Not applicable

Item 10    Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FEBRUARY 12, 1997

NATIONAL WESTMINSTER BANK PLC

BY:            Signed by David Brian Maycock

NAME:          David Brian Maycock

TITLE:         Director of Group Compliance